Deloitte & Touche LLP
2000 Manulife Place
10180 - 101 Street
Edmonton AB T5J 4E4
Canada

Tel: 780-421-3698
Fax: 780-421-3782
www.deloitte.ca

Deloitte. **COPY**

November 1, 2006

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta, T2P 3C4

-and-

British Columbia Securities Commission
701 West Georgia Street
PO Box 10142, Pacific Centre
Vancouver, B.C., V7Y 1L2

Attention: Continuous Disclosure

To whom it may concern:

RE: Titan Trading Analytics Inc. (the "Corporation")
Change of Auditors
Notice Pursuant to Part 4.11 of National Instrument 51-102

As required by Part 4.11 of National Instrument 51-102, we have reviewed the information contained in the Corporation's Notice of Change of Auditor dated October 20, 2006, and do not disagree with the information contained in the notice.

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Collins Barrow LLP, Chartered Accountants, will be filed with the securities regulatory authorities and provided to the Corporation's registered shareholders with the meeting materials relating to the Corporation's next meeting of shareholders.

Yours truly,

Deloitte & Touche LLP

Chartered Accountants

cc Collins Barrow LLP, Chartered Accountants
✓ Titan Trading Analytics Inc.